UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number: 001-11015

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

VIAD CORP CAPITAL ACCUMULATION PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Viad Corp

7000 East 1st Avenue

Scottsdale, AZ 85251-4304

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VIAD CORP CAPITAL ACCUMULATION PLAN

	By:	/s/ Leslie S. Striedel
Leslie S. Striedel
Chief Accounting Officer
On behalf of the administrator
DATE: June 28, 2022

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable

In this report, for periods presented, “we,” “us,” “our,” “the Company,” and “Viad Corp” refer to Viad Corp.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of Viad Corp Capital Accumulation Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Viad Corp Capital Accumulation Plan (the “Plan”) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including the form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona
June 28, 2022

We have served as the auditor of the Plan since 1985.

VIAD CORP CAPITAL ACCUMULATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2021	2020
Assets
Cash	$113	$—
Participant-directed investments, at fair value:
Common/collective trusts	201,158,214	20,436,217
Mutual funds	27,340,480	202,539,838
Viad Corp common stock	21,684,356	19,096,153
Total investments, at fair value	250,183,050	242,072,208

Receivables:
Notes receivable from participants	1,432,179	2,152,892
Participant contributions receivable	241,187	119,634
Employer contributions receivable	92,662	48,427
Total receivables	1,766,028	2,320,953
Net assets available for benefits	$251,949,191	$244,393,161

Refer to Notes to Financial Statements.

VIAD CORP CAPITAL ACCUMULATION PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2021
Additions
Contributions:
Participant contributions	$5,862,449
Employer contributions	2,244,244
Total contributions	8,106,693

Investment income:
Net appreciation in fair value of investments	32,628,579
Dividends	631,457
Interest	278,428
Other income	123,520
Total investment income	33,661,984
Interest income on notes receivable from participants	116,936
Total additions	41,885,613

Deductions
Benefits paid to participants	34,208,734
Administrative fees	120,849
Total deductions	34,329,583

Increase in net assets available for benefits	7,556,030

Net assets available for benefits, beginning of year	244,393,161

Net assets available for benefits, end of year	$251,949,191

Refer to Notes to Financial Statements.

VIAD CORP CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1. Description of the Plan

The following description of the Viad Corp Capital Accumulation Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan, commonly known as “Toward Retirement Income Management” or “TRIM,” is a defined contribution plan which was established on January 1, 1985 and has been amended periodically. The Plan is administered by Viad Corp, which has specifically delegated power and responsibility for daily administration to the Plan committee (the “Committee”), consisting of at least three persons appointed by Viad’s Chief Executive Officer. The trustee of the Plan is T. Rowe Price Trust Company and the record-keeper of the Plan is T. Rowe Price Retirement Plan Services, Inc. (collectively, “T. Rowe Price”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Eligibility

Each of our employees and the employees of certain of our subsidiaries are eligible to participate in the Plan, provided any such employee works in the United States, provides at least 1,000 hours of service during a consecutive 12-month period, and is paid a regular fixed compensation. Employees under collective bargaining agreements (unless the collective bargaining agreement specifically provides for participation in the Plan) or leased employees are not eligible to participate in the Plan. Eligible participants may enroll in the Plan at any time.

Contributions

Participants may contribute to the Plan on a pre-tax basis, Roth deferral basis, or a combination of both, up to 50% of their eligible compensation, as defined in the Plan document, subject to regulatory limitations. Participants reaching age 50 or older by the end of the Plan year may elect to contribute additional “catch-up” contributions to the Plan, subject to regulatory limitations.

We make matching contributions on a pay-period basis equal to 100% of each participant’s pre-tax and Roth deferral contributions up to 3% of eligible compensation, and an additional matching contribution of 50% on the next 2% of participant contributions for an overall maximum matching contribution of 4% of eligible compensation, subject to regulatory limitations. The matching contributions are invested directly in Viad Corp common stock. All matching contributions are 100% vested and are non-forfeitable.

At any time, participant contributions are invested by T. Rowe Price into any investment offered by the Plan at the participant’s election. As of December 31, 2021, the Plan had various investment options, including eight mutual funds and 20 common/collective trusts. Company matching contributions are held and managed by T. Rowe Price, which invests cash received and dividend income and makes distributions to participants. Participants may exchange matching contributions held in Viad Corp common stock into any investment option available in the Plan and may change investments and transfer amounts between funds at any time, subject to excessive trading guidelines.

Our Board of Directors may also provide discretionary profit-sharing allocations of additional shares of Viad Corp common stock. These profit-sharing allocations would be made pro rata based on participant compensation and would be 100% vested once made. No such discretionary profit-sharing allocations were made in either 2021 or 2020.

Rollovers

Participants may elect to make rollover contributions to the Plan from other qualified plans. Rollover contributions of $318,427 are included in “Participant contributions” in the Statement of Changes in Net Assets Available for Benefits.

Voting Rights

Participants are entitled to exercise voting rights attributable to the shares allocated in their account and are notified prior to the time that such rights are to be exercised. Shares of allocated stock, for which no instructions are received, are voted upon by the Committee as a single block based on instructions received on the majority of such shares for which instruction is received.

Participant Accounts

T. Rowe Price maintains individual accounts for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contributions, rollover contributions, if any, Plan earnings, and Company discretionary contributions, if any. Participant accounts are also charged with expenses, plan losses, and withdrawals, if any, made from the Plan. The benefit to which a participant is entitled is the total of the participant’s vested account less any outstanding participant loans.

Distributions to Participants

Benefits are payable to participants upon termination of employment from the Company, disability, retirement, or death. A participant who terminates employment may leave his or her account balance with the Plan, subject to the rules for required distributions. Terminated participants may also roll over or cash out their existing balances. Distributions of allocated Viad Corp shares are made in cash or, if the participant elects, in the form of Viad Corp common stock plus cash, for any fractional share. Qualified distributions from the Roth component of the Plan, including any earnings received thereon, are tax-free to the participant if taken at least five years after the year of the first Roth contribution, upon reaching the age of 59½, total disability, or death. If the distribution is not qualified, withdrawals from the account are subject to certain tax penalties.

Notes Receivable from Participants and Hardship Withdrawals

Participants may borrow from their Plan account balances a minimum of $1,000 up to the lesser of (i) 50% of a participant’s account balance, or (ii) $50,000, reduced by the participant’s highest outstanding loan balance during the last 12 months. Participants may borrow from their pre-tax contributions, non-Roth after-tax deposits, catch-up contributions, and any earnings on them, but may not borrow from the employer matching contributions or Roth deferral contributions. The interest rate for loans is the prime rate at the beginning of the month in which the loan originated, plus 1%. Loans are repaid in equal installments (ratably through payroll deductions) over a period of up to five years, except for loans that are used to purchase a home, which can be repaid over a maximum of 15 years. As of December 31, 2021, participant loans had maturities through 2033 and interest rates ranging from 4.25% to 6.5%.

Withdrawals of deferred contributions and rollovers may be made by the participant in the event of a qualified financial hardship, as defined in the Plan, subject to certain tax penalties. Such withdrawals will only be considered necessary to satisfy a financial hardship if all non-taxable loans available under the Plan have already been obtained. Participants are limited to one hardship withdrawal per calendar month.

Plan Termination, Amendments, and Transfers

While it is our intention to continue the Plan, we have the right to terminate the Plan, subject to the provisions of ERISA, provided we have paid all required contributions at the termination date. We also have the right to amend the Plan from time to time. Effective January 1, 2021, the Plan was amended to allow participant rollover contributions from a Roth elective deferral account under an applicable retirement plan.

During 2021, participant investments in certain of T. Rowe Price’s mutual funds were transferred to investments in common/collective trusts in order to reduce participant plan expenses.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying Plan financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides various investment options to the participants, including mutual funds, common stock, and common/collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Included in investments as of December 31, 2021 and 2020, are shares of Viad Corp common stock valued at $21,684,356 and $19,096,153, respectively. This investment represents 9% and 8% percent of total investments as of December 31, 2021 and 2020, respectively.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 3 - Fair Value Measurements for further discussion.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date, and interest income is recorded on an accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses

During 2021, certain fees for recordkeeping and related services provided by T. Rowe Price were paid for through revenue sharing. Additionally, as a result of revenue sharing, participants were not charged for the cost of legal review of qualified domestic relations orders. Expenses incidental to the operation of the Plan may be paid by the Plan or directly by the Company. The Plan held undistributed administrative revenue of $585,158 as of December 31, 2021 and $604,980 as of December 31, 2020. Future plan expenses can be paid from any excess remaining revenue sharing amounts.

The Plan’s investment options charge management fees and operating expenses that are built into the operating cost of the investment and referred to as an “expense ratio” or “total annual operating expenses,” which are deducted periodically from the investment. Consequently, these costs are not separately reflected as expenses to the Plan but as a reduction of investment income.

Payment of Benefits

Benefit payments to participants are recorded upon distribution. During 2021, one participant elected to withdraw from the Plan and received a payment of $47,141 subsequent to December 31, 2021. During 2020, one participant elected to withdraw from the Plan and received a payment of $3,330 subsequent to December 31, 2020.

Note 3. Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows:

•
Level 1 - quoted prices in active markets for identical investments.
•
Level 2 - observable inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.
•
Level 3 - unobservable inputs to the valuation methodology that are significant to the measurement of fair value.

Asset Valuation Techniques - Valuation methodologies maximize the use of quoted prices and other observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value:

•
Common stock - Valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year.
•
Mutual funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended and are registered with the Securities and Exchange Commission. These mutual funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
•
Common/collective trust funds - Valued at the NAV of units of the common/collective trust. The NAV, as provided by the trustee of the common/collective trust fund, is used as a practical expedient to estimate fair value and is based on the fair value of the underlying investments held by the fund less its liabilities. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the common/collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. A summary of the Plan’s investments at fair value as of December 31, 2021 and 2020 were as follows:

		Fair Value Measurements at Reporting Date Using
Description	December 31, 2021	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Viad Corp common stock	$21,684,356	$21,684,356	$—	$—
Mutual funds	27,340,480	27,340,480	—	—
Total assets measured at fair value	$49,024,836	$49,024,836	$—	$—

Investments measured at net asset value - Common/collective trusts (1)	201,158,214
Total	$250,183,050

		Fair Value Measurements at Reporting Date Using
Description	December 31, 2020	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Viad Corp common stock	$19,096,153	$19,096,153	$—	$—
Mutual funds	202,539,838	202,539,838	—	—
Total assets measured at fair value	$221,635,991	$221,635,991	$—	$—

Investments measured at net asset value - Common/collective trusts (1)	20,436,217
Total	$242,072,208
(1)
Investments that are measured at NAV per unit have not been classified in the fair value hierarchy. The fair value amounts presented in the above table are intended to permit reconciliation of the fair value hierarchy to the statements of net assets available for benefits. Refer to Note 1 – Description of the Plan, Plan Termination, Amendments, and Transfers, for additional information on 2021 fund transfers into common/collective trusts.

Note 4. Investments Measured at Net Asset Value

Investments measured at fair value using the NAV per share as a practical expedient as of December 31, 2021 and 2020 were as follows:

	Fair Value
Investment	December 31, 2021	December 31, 2020
T. Rowe Price Retirement Trusts (1)	$80,232,007	$—
T. Rowe Price New Horizons Trust (1)	31,758,475	—
T. Rowe Price Blue Chip Growth Trust (1)	28,412,180	—
T. Rowe Price Equity Index Trust (1)	23,104,320	—
T. Rowe Price U.S. Value Equity Trust (1)	21,191,835	—
T. Rowe Price Stable Value Common Trust Fund (2)	12,892,050	15,937,593
T. Rowe Price QM U.S. Enhanced Aggregate Bond Index Trust (1)	3,567,347	—
T. Rowe Price U.S. Bond Enhanced Index Trust	—	4,498,624
Total	$201,158,214	$20,436,217

(1) Redemption frequency is on the valuation date. Redemption notice period is 30-days.

(2) Redemption frequency is daily. The Stable Value Common Trust Fund has no redemption notice period.

As of December 31, 2021, the Plan had no unfunded commitments related to its common/collective trust funds. The common/collective trusts have no redemption restrictions but have the ability to implement redemption safeguards which could limit the Plan’s ability to transact in the trusts; these safeguards had no effect on participant redemptions at year-end, and are not expected to impact the abilities of participants to transact in the trusts.

Common/Collective Trust Funds. The common/collective trust funds are operated by T. Rowe Price. Each investor’s beneficial interest in the net assets of the trusts are represented by units, an unlimited number of which are authorized. The trust’s NAV per unit is computed at the close of the New York Stock Exchange each day it is open for business.

Stable Value Common Trust Fund. The Stable Value Common Trust Fund (“Stable Value Fund”) is a common/collective investment trust fund managed by T. Rowe Price which invests in a variety of investment contracts such as guaranteed investment contracts issued by insurance companies and other financial institutions and other investment products (separate account contracts and structured or synthetic investment contracts) and other similar investments that are intended to maintain a constant NAV while permitting participant-initiated, benefit-responsive withdrawals for certain events. Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Stable Value Fund is composed primarily of fully benefit-responsive investment contracts and is reported at fair value using NAV as a practical expedient. Measurement principles indicate that, in the determination of a stable value fund’s NAV, the relevant measurement is net assets, which include fully benefit-responsive investment contracts held by the fund at contract value. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and is equal to the original cost plus accrued income and deposits less withdrawals. This NAV represents the Plan’s fair value as this is the NAV at which the Plan transacts with the fund.

The existence of certain conditions can limit the Stable Value Fund’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Stable Value Fund that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Stable Value Fund or a unit holder, tax disqualification of the Stable Value Fund or a unit holder, and certain Stable Value Fund amendments if issuers’ consents are not obtained. According to the investment manager’s annual report, as of December 31, 2021, the occurrence of an event outside the normal operation of the Stable Value Fund that would cause a withdrawal from an investment contract is not considered to be probable. To the extent a unit holder requests a redemption, under normal circumstances, it is anticipated that liquid assets would be available to satisfy the redemption of such unit holder’s interest in the Stable Value Fund without the need to access investment contracts. Plan management believes that the occurrence of events that would cause the Stable Value Fund to transact at less than contract value is not probable.

Note 5. Exempt Party-in-Interest Transactions

Plan investments include shares of mutual funds and common/collective trusts managed by T. Rowe Price. T. Rowe Price is the trustee, as defined by the Plan, thus transactions involving those shares qualify as exempt party-in-interest transactions. The Plan issues loans to participants, which are secured by the vested balance in the participants’ accounts. The Plan also holds shares of Viad Corp common stock, and any transaction involving those shares also qualifies as an exempt party-in-interest transaction. The Plan held 506,762 shares of Viad Corp Common Stock with a cost basis of $18,689,929 as of December 31, 2021 and 527,956 shares with a cost basis of $33,721,707 as of December 31, 2020. During the year ended December 31, 2021, the Plan did not record any dividend income.

Note 6. Federal Income Tax Status

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service (“IRS”). The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. There are currently no tax authority audits in progress, and the Plan administrator believes the Plan is no longer subject to federal income tax examinations for years prior to 2018.

The IRS has determined and informed us by a letter dated March 4, 2016 that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Company and Plan management believe the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

Note 7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of amounts reported in the financial statements to amounts reported on Form 5500 as of December 31:

	December 31,
	2021	2020
Statements of Net Assets Available for Benefits:
Net assets available for benefits per the financial statements	$251,949,191	$244,393,161
Participant withdrawal payable	(47,141)	—
Net assets per the Form 5500	$251,902,050	$244,393,161

	Year Ended December 31, 2021
Statement of Changes in Net Assets Available for Benefits:
Net increase in net assets available for benefits	$7,556,030
Participant withdrawal payable	(47,141)
Net income per the Form 5500	$7,508,889

VIAD CORP CAPITAL ACCUMULATION PLAN

Employer ID 36-1169950, Plan 002

Supplemental Schedule of Assets (Held at End of Year)

Form 5500, Schedule H, Part IV, Line 4i

As of December 31, 2021

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Shares	Current Value
*	T. Rowe Price New Horizons Trust	Common/collective trust	363,702	$31,758,475
*	T. Rowe Price Blue Chip Growth Trust	Common/collective trust	377,220	28,412,180
*	T. Rowe Price Equity Index Trust	Common/collective trust	372,951	23,104,320
*	T. Rowe Price U.S. Value Equity Trust	Common/collective trust	551,010	21,191,835
*	T. Rowe Price Retirement 2030 Trust	Common/collective trust	660,201	19,264,676
*	T. Rowe Price Retirement 2035 Trust	Common/collective trust	472,022	14,637,412
*	T. Rowe Price Retirement 2025 Trust	Common/collective trust	490,673	13,253,069
*	T. Rowe Price Stable Value Common Trust Fund	Common/collective trust	12,892,050	12,892,050
*	T. Rowe Price Retirement 2040 Trust	Common/collective trust	376,304	12,214,838
*	T. Rowe Price Retirement 2045 Trust	Common/collective trust	208,294	6,890,372
*	T. Rowe Price Government Money Fund	Mutual fund	6,886,706	6,886,706
*	T. Rowe Price Retirement 2020 Trust	Common/collective trust	219,528	5,446,494
*	T. Rowe Price Retirement 2050 Trust	Common/collective trust	135,802	4,492,331
	Vanguard Mid- Cap Value Index Value Fund	Mutual fund	12,124	3,824,534
	Vanguard Small- Cap Value Index Fund	Mutual fund	48,652	3,736,946
*	T. Rowe Price QM U.S. Enhanced Aggregate Bond Index Trust	Common/collective trust	81,058	3,567,347
*	T. Rowe Price International Stock Fund	Mutual fund	173,170	3,435,686
*	T. Rowe Price International Value Equity Fund	Mutual fund	176,578	2,744,028
*	T. Rowe Price Spectrum Income Fund	Mutual fund	188,881	2,423,340
	PIMCO Total Return Fund	Mutual fund	212,814	2,185,602
	Metropolitan West Total Return Bond Plan	Mutual fund	205,634	2,103,638
*	T. Rowe Price Retirement 2055 Trust	Common/collective trust	55,989	1,849,885
*	T. Rowe Price Retirement 2015 Trust	Common/collective trust	34,864	797,345
*	T. Rowe Price Retirement 2060 Trust	Common/collective trust	27,895	593,332
*	T. Rowe Price Retirement 2005 Trust	Common/collective trust	15,325	303,904
*	T. Rowe Price Retirement Balance Trust	Common/collective trust	12,797	247,373
*	T. Rowe Price Retirement 2010 Trust	Common/collective trust	11,336	238,632
*	T. Rowe Price Retirement 2065 Trust	Common/collective trust	175	2,344
*	Viad Corp	Common stock	506,762	21,684,356
	Total investments			$250,183,050

	Notes receivable from participants	Interest rate 4.25% - 6.5%, maturing through 2033		1,432,179
				$251,615,229

* Party-in-interest as defined by ERISA

Cost information is not included in the above table because investments are participant directed.

See accompanying report of independent registered public accounting firm.